

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

<u>Via E-mail</u>
Maria del Pilar Jaen
President, Secretary, Treasurer and Director
Language Arts Corp.
P.O. Box El Dorado
0819-11689
Panama, Republic de Panama

> **Re: Language Arts Corp.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2013**
> **File No. 333-189030**

Dear Ms. del Pilar Jaen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

2. Your disclosure indicates that you are a development stage company that intends to engage in the business of online language learning and translation services and products.

We also note that you have not conducted any operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with your analysis for why Rule 419 does not apply to this offering.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you have not begun operations, generated any revenues, or developed your language conversion and learning software services or products. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets that you do not have. As examples only, we note the following disclosure:

    - "We have limited operational history . . . ." (page 6)
    - "We cannot guarantee that we will be successful in maintaining our presence in the language translation and learning industry. . . ." (page 6)
    - "Increased competition could cause reduced revenue, price reductions, reduced gross margins and loss of market share." (page 7)
    - "Strategies of our competitors may eliminate any competitive advantage that we may have in procuring subscribers." (page 7)
    - "If we are not successful in developing these new services, our business, financial results and reputation may be harmed." (page 7)
    - "Our network is subject to security and stability risks . . . ." (page 8)
    - "our network of facilities may be affected by a natural disaster. . . ." (page 9)
    - "The sector that we operate in is evolving and growing rapidly . . ." (page 18)

Registration Statement Cover Page

5. On page 33, you disclose that you are a smaller reporting company. Please check the box to indicate you are a smaller reporting company.

Prospectus Cover Page

6. Please disclose the net proceeds from the offering for both the minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

7. We note that the first column in your proceeds table is titled "Offered by Selling Stockholders."   Please reconcile or revise this in light of your disclosure that indicates you are issuing securities in a primary offering on behalf of your company. Your reference to "selling stockholders" on page 11 is also unclear.

8. We note that you will deposit the proceeds of this offering in a separate bank account, established by you. Please describe the impact on investors of the fact that you have not arranged to place the funds from the offering in escrow or trust pending the achievement of the minimum offering, including the risk, if applicable, that your creditors could reach such funds. Please disclose whether your separate bank account will be located in the United States or elsewhere.

Prospectus Summary and Risk Factors, page 4

The Offering, page 4

9. Please reconcile your disclosure that "all . . . checks are irrevocable" with your disclosure that investors will receive their "funds back if [you] do not raise the minimum amount of the offering within 365 days."

10. You state here that you will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 30 days of the close of the offering. We presume that you mean to state that you will deliver stock certificates after receiving the minimum amount of subscriptions and, thereafter, promptly following each subscription agreement you receive.   Please revise or advise.

Risk Factors, page 6

11. We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please include this as a risk factor under a separate risk factor heading and provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss the estimate of capital required in your Prospectus Summary.

12. We note that you have not disclosed whether your sole officer and director has professional experience with e-commerce or online sales. Please add a risk factor addressing this risk to your business or tell us why this is not appropriate.

We may be unable to develop and maintain our online language learning properties., page 7

13. Please clarify what you mean by the terms "online language learning properties" and "online property."

<u>We may lose our sole officer and director without an employment agreement., page 7</u>

14. Please disclose what percentage of your sole officer and director's time will be dedicated to your company's business development and future operations.

<u>Our directors and officers are located in a non-United States jurisdiction and so you may have limited effective recourse against our management . . ., page 10</u>

15. Please revise your disclosure to reconcile it with your disclosure elsewhere stating that you have only one officer and director.

16. As applicable, please provide disclosure regarding the risks associated with your bank account being located in a non-United States jurisdiction and how that might affect investors' ability to enforce judgments and civil liabilities.

<u>Use of Proceeds, page 13</u>

17. Your summary of the use of proceeds on page 5 includes a reference to inventory, however, there is no such reference here. Please revise to clarify.

<u>Plan of Distribution, page 14</u>

18. Please describe Ms. Jaen's experience in selling stock to potential investors, if any, and any related risks to this offering.

19. We note your reference to a subscription agreement. Please file the form of subscription agreement as an exhibit to this filing. See Item 601(b)(10) of Regulation S-K.

<u>Principal Services and Principal Markets, page 17</u>

20. Please revise throughout your prospectus to disclose the geographic market(s) in which you currently plan to conduct operations and market your services. Refer to Item 101(h)(4)(i) of Regulation S-K.

21. We note your reference to recorded music and video content in each of the last risk factors on pages 8 and 9. Please provide your reader context for the role that recorded music and video content may play in your proposed business.

<u>Industry Background and Competition, page 18</u>

22. Please disclose the basis for your assertions under this heading that the "sector that we operate in is . . . growing rapidly." Please disclose whether these statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and

include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Government Regulation, page 18

23. Please elaborate on the effect of existing or probable governmental regulations on the business, including discussion of the applicability of any foreign laws. See Items 101(h)(ix) of Regulation S-K.

Plan of Operation, page 32

24. Clarify to what extent the three phases you describe here contemplate using proceeds from this offering, proceeds from the sale of shares to your founder or both, with a view to understanding how you intend to utilize the $20,000 proceeds you received from your founder.

25. We note that you disclose on page 17 that you "do not have any saleable inventory and have not identified any specific products, manufacturers or suppliers." Please tell us when you intend to do so in your plan of operation.

Directors, Executive Officers, Promoters and Control Persons, page 33

26. Please ensure that you include the age of your sole director and officer. Refer to Item 401(a) of Regulation S-K.

Background of Directors, Executive Officers, Promoters and Control Persons, page 34

27. We note you have disclosed that Ms. Jaen is currently employed as a language professor with Spanish Panama. Please describe this company or institution, including its industries and services. See Item 401(e)(1) of Regulation S-K.

28. We note you disclose on page 18 that Ms. Jaen "has experience in various business segments and industries." Please elaborate on this statement in this section.

Board Committees, page 34

29. We note that Ms. Jaen is your President, Secretary, Treasurer and Director. Please explain your basis for determining that she is independent in accordance with the director independence standards and provide disclosure pursuant to Item 407(a) of Regulation S-K. Alternatively, revise your disclosure to state otherwise.

Information Not Required in Prospectus, page 38

Undertakings, page 39

    30. Please provide the undertaking set forth at Item 512(a)(6) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or Robyn Manuel, Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Randall V. Brumbaugh, Esq.